May 12, 2015 U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Attention:	Hughes Bates Katherine Hsu

Re:	Huntington Funding, LLC Registration Statement

on Form S-3 File No. 333-203636

Dear Mr. Bates:

On behalf of Huntington Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 6, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

1.	We note that, on the cover of the registration statement, you indicate that you are registering “Asset Backed Notes and Certificates.” However, the prospectus only contemplates offering notes, and specifically states that the certificates issued by the issuing entity is not part of the offering. Please revise your registration statement to reflect only what you intend to offer.

Response: We intend to offer only notes pursuant to the Prospectus. We have revised the cover of the registration statement, the cover of the Prospectus and the section titled “The Securities” on pages 20-22 of the Prospectus to clarify that we intend to offer only notes pursuant to the Prospectus.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Hughes Bates

Ms. Katherine Hsu

May 12, 2015

2.	Registrants must comply with the new rules, forms, and disclosures adopted by the Commission in the Regulation AB II Adopting Release for offerings no later than November 23, 2015. Please confirm that you understand that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3. In your response, please tell us when you would cease using the pending registration statement on Form S-3.

Response: We confirm that we understand that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3. We will cease using the pending registration statement on Form S-3 for offerings no later than November 22, 2015.

Mayer Brown LLP

Mr. Hughes Bates

Ms. Katherine Hsu

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum